UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024.

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

This Amendment to the Report on Form 6-K for the month of August 2024, furnished to the Securities and Exchange Commission on August 23, 2024, is being filed solely to incorporate by reference Exhibit 99.1 to this Form 6-K/A into the Registrant's Registration Statements on Form F-3 (File Nos. 333-273197 and 333-281312).

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K/A is incorporated by reference into the Registrant's Registration Statements on Form F-3 (File Nos. 333-273197 and 333-281312).

EXHIBIT INDEX

Exhibit	Description
99.1*	Press Release dated August 23, 2024

* Previously Filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.
Date: September 16, 2024

	By:	/s/ Kristin Taylor
	Name:	Kristin Taylor
	Title:	Chief Financial Officer